November 27, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: John Dana Brown

Re:	Scorpio Bulkers Inc. (“Company”) Amended Registration Statement on Form F-1 and Amended Registration Statement on Form F-4 Filed November 27, 2013 CIK No. 0001587264

Dear Mr. Brown,

Reference is made to the Company’s letter dated November 27, 2013 (the “Response Letter”), which sets forth the Company’s responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 25, 2013, which related to the Company’s registration statement on Form F-1 (the “F-1 Registration Statement”) and registration statement on Form F-4 (the “F-4 Registration Statement”) that were publicly filed via EDGAR on November 8, 2013. Amendment No. 1 to the F-1 Registration Statement (the “Amended F-1 Registration Statement”) and Amendment No. 1 to the F-4 Registration Statement (the “Amended F-4 Registration Statement”) (File No. 333- 192246 and File No. 333-192247, respectively), which respond to the Staff’s comments contained in the Comment Letter, together with the Response Letter, were filed with the Commission on November 27, 2013.

In this connection, enclosed herewith are the following documents:

(1) Amended F-1 Registration Statement, marked to show changes from the Company’s F-1 Registration Statement, attached hereto as Exhibit A; and

(2) Amended F-4 Registration Statement, marked to show changes from the Company’s F-4 Registration Statement, attached hereto as Exhibit B.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Edward S. Horton
Edward S. Horton